1550 – 1185 West Georgia Street,
Vancouver, BC, V6E 4E6
Tel: 604-684-9384 Fax: 604-688-4670
www.quaterraresources.com

Management’s Discussion and Analysis

In respect to the three months ended March 31, 2007

Dated: May 8, 2007

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

A. Introduction

The following Management Discussion and Analysis (“MD&A”) of the operating results and financial condition of Quaterra Resources Inc. (the “Company”) compares results for the three months ended March 31, 2007 (“Q1 2007”) to the three months ended March 31, 2006 (“Q1 2006”). These statements should be read in conjunction with the financial statements for the three months ended March 31, 2007 and the audited financial statements for the year ended December 31, 2006. All notes referenced herein may be found in the consolidated financial statements dated March 31, 2007.

The financial statements were prepared in accordance with Canadian generally accepted accounting principles. This MD&A, dated as of May 8, 2007, was prepared to conform to National Instrument 51-102 F1 and was approved by the Board of Directors prior to release.

The Company is a reporting issuer in British Columbia and Alberta and its shares trade on the Tier 2 Board of the TSX Venture Exchange (“TSX.V”) under the symbol QTA.

The Company’s reporting currency is the Canadian dollar and all dollar amounts are in Canadian dollars, unless otherwise indicated.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Additional information relating to the Company, including detailed drill results previously disclosed in news releases, is available on SEDAR at www.sedar.com. Terms of property option agreements are described more fully in the notes to the consolidated financial statements.

B. Qualified Person

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer of the Company, is the qualified person responsible for the preparation of the technical information included in this MD&A. Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked with both junior and senior mining companies. His exploration efforts have concentrated on North America and have resulted in several significant discoveries and led to the expansion of mineral reserves at existing operations. He served as the President and Chief Operating Officer for Western Silver Corporation from January 1998 to May, 2006. Previously, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Corporation. Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Eugene Spiering joined the company on January 10, 2006 as Vice President of Exploration. Mr. Spiering has over 28 years of experience in the mining exploration industry. He most recently held the position of Vice President, Exploration at Rio Narcea Mines Ltd., where he managed a team that discovered two gold deposits and completed the final definition of one nickel deposit in Spain. All three of these deposits are currently in production. Prior to his tenure at Rio Narcea, Mr. Spiering held the position of senior geologist with Energy Fuels Nuclear, Inc. where his responsibilities included uranium exploration in northern Arizona and gold exploration in western US and Venezuela. He received his Bachelor of Science-Geology degree from the University of Utah. Mr. Spiering is a member of the Society of Economic Geologists, the Australasian Institute of Mining and Metallurgy and the American Association of Petroleum Geologists.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

C. Exchange information and conversion tables.

For ease of reference, the following information is provided:

U.S. Dollars to Canadian Dollars
		December 31,
	March 31, 2007	2006	2005

Rate at end of period	1.1559	1.16640	1.16600
Average rate for period	1.17207	1.13461	1.21173
High for period	1.1873	1.17960	1.27320
Low for period	1.1498	1.09260	1.14240

www.oanda.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Information from www.onlineconversion.com

Precious metal units and conversion factors

ppb - Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm - Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz - Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t - Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g - Gram
g/tonne - gram per metric ton	1	oz/t	=	34.2857	ppm
mg - milligram	1	Carat	=	41.6660	mg/g
kg - kilogram	1	ton (avdp.)	=	907.1848	kg
ug - microgram	1	oz (troy)	=	31.1035	g

Information from www.onlineconversion.com

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

D. Description of Business

The Company acquires and explores mineral properties in the Americas. It is currently exploring for base and precious metals in Mexico and Alaska, uranium in Arizona, and copper in Nevada.

E. Description of Mineral Properties

(i)	Nieves Property – Mexico

Location and Access

The Company owns a 50% interest in the Nieves silver property located in northern Zacatecas State, Mexico about 90 kilometers north of Penoles’ world-class Fresnillo silver mine (Figure 1).

The project occurs within a northwest trending mineral belt known as the Faja de Plata, which hosts many of the world’s premier silver deposits including San Martin, Fresnillo, Zacatecas and Real de Angeles. The company’s land block consists of 15 mineral concessions covering an area of approximately 50 square kilometers (18 square miles).

The small town of Nieves (now re-named Francisco R. Murguia) can be accessed from highway 49 along a 17 kilometer paved side road. Nieves is the business center for the Quaterra exploration activities. From Nieves there are various dirt roads that provide access to the main mine areas on the Property. The nearest major population and services centre to Nieves is the mining town of Fresnillo approximately 90 kilometers to the south.

Figure 1: Location map of the Nieves Silver Property (after Caracle, 2004)

Ownership and Project Exploration History

The Spanish discovered high-grade silver at Nieves in 1560. Sporadic work occurred on the Concordia and Santa Rita veins until 1910, when the Mexican Revolution began. Several small-scale efforts to re-open the mines occurred thereafter but no modern exploration took place until 1994, when a Kennecott/RTZ study of satellite photos noted a color anomaly covering an area approximately 9 kilometers in diameter. Effective January 16, 1995, Kennecott Exploration Company (“Kennecott”) entered into an option agreement with the Mexican concessionaires that allowed Kennecott to explore and acquire the property by making specified option payments over five years, and advance minimum royalty payments (“AMR”) as defined in the “Underlying Agreement’. Kennecott subsequently completed geophysical surveys and drilled eight holes, six of which contained significant silver mineralization.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(i)	Nieves Property – Mexico, continued

On March 13, 1998, Kennecott transferred its rights under the Nieves option to Western Silver Corporation (“Western”) in consideration for an uncapped 2% net smelter returns royalty (“NSR”) on certain core claims and a 1% NSR on others. Western completed an additional five holes at the La California vein, all of which hit significant narrow widths of silver with 3 containing at least one narrow intercept of +800 g/t silver.

Western subsequently assigned its rights to the Nieves Project as specified in the “Underlying Agreement” to the Company on March 26, 1999, in consideration for 1,444,460 common shares of the Company at a deemed price of CAD$0.20 per share (CAD$288,892). In addition, the Company issued 360,000 common shares at a deemed price of CAD$0.20 per share (CAD$72,000) to the concessionaires in lieu of the US$50,000 option payment otherwise due under the terms of the Underlying Agreement.

The payment schedule in the Underlying Agreement was amended on November 22, 1999, February 11, 2000 and May 2002, such that US$30,000 was paid in January 2000, US$15,000 in May 2002 and US$25,000 in January 2003, for a total of US$70,000. AMR payments of US$75,000 are due on or before January 26 each year from 2004 until the commencement of commercial production.

The Company completed a two-phase 12-hole RC/core program in the Cerro San Gregorio area in 1999-2000 with results generally similar to previous drilling. Subsequently, the Company completed a program of magnetics and CSAMT/IP surveys, which identified a number of prospective anomalies. The survey results suggested that the Nieves Project is a large hydrothermal system with minimal erosion and several features in common with the high-grade Fresnillo silver district.

On April 10, 2003, the Company completed a US$1.5 million limited partnership financing with Blackberry Ventures I, LLC (“Blackberry”), whereby Blackberry could earn a 50% interest in the property by funding two exploration programs of US$750,000 each. The initial payment of US$750,000 received in the 2003 Fiscal Year was expended on a 5,300-metre drill program on the Nieves Property. During the 2004 Fiscal Year, Blackberry elected to continue by advancing a further US$750,000 towards a follow-up drill program completed in May 2005, thereby earning a 50% interest in the property. As of March 2006, the partners were in the process of formalizing a joint venture agreement and had jointly contributed to a third stage drilling program completed in March 2006.

In August 2004, the Company conducted an initial 5,300 meter, 13-hole diamond drill program to test a number of targets adjacent to and below areas of previously defined mineralization on the Nieves Project and to test seven east-west striking anomalies, interpreted to be veins with associated mineralization, that extend for distances of up to 3.5 kilometers.

A second drill program (5,171 meter, 11-hole) was completed in May 2005 to follow up on the silver mineralization intersected in the 2004 drilling program and to evaluate other targets defined by a combination of mapping, sampling and geophysical surveys.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(i)	Nieves Property – Mexico, continued

A third drilling program (5,894 meters, eight holes) began during the fourth quarter of 2005 and was completed during March 2006. Of particular note was hole QTA 37, drilled along the Santa Rita vein 500 meters east of the nearest hole. QTA 37 intersected a quartz breccia vein starting at a downhole depth of 466.1 meters that contains 5.9 meters averaging 104 g/t silver, 0.23% lead and 0.56% zinc. The thickness and strength of the vein are positive features that upgrade the potential of the eastern Santa Rita zone for higher silver grades. Excellent potential remains for narrow high-grade silver veins over a strike length of approximately 1.5 kilometers and a vertical extent of 300 meters on both the Concordia-San Gregorio and Santa Rita vein systems.

Geology and Mineralization

The host rocks at Nieves are a thick sequence of Cretaceous-age dark grey calcareous siltstones and fine-grained sandstones of the Caracol formation. The siltstones and sandstones exhibit strong bleaching not only adjacent to veins but also in large irregularly shaped zones covering several square kilometres.

Mineralization is related to a low temperature silver-gold-copper-lead-zinc epithermal vein system similar to the world-class Fresnillo and Zacatecas Districts in central Zacatecas. There are three west-southwest bearing, steep south-dipping vein systems which, from south to north, are the Santa Rita-El Rosario; Concordia-Delores-San Gregorio; and the La California veins. The Santa Rita and Concordia-Delores-San Gregorio veins have historic production and are marked by numerous shafts, pits, dumps and old buildings. Mining ceased in 1910, with the onset of the Mexican Revolution. Several small-scale efforts to re-open the mines occurred thereafter but no modern exploration took place until 1994. Historic production focused on narrow bonanza veins, and production grades were in excess of 4,000-g/t silver.

The mineral deposits are hosted in two to ten meter thick shear zones with reverse offset and secondary fault splays in the footwall. The sheeted < 2 meter wide silver-gold bearing veins were deposited during a period of distention and normal offset in Oligocene time. There are three types of veins: silica breccia, quartz-sulfide and ferroan carbonate. Sulfide content varies from minor to 50% pyrite-stibnite-sphalerite-chalcopyrite-galena; marcasite is present in the silica breccia veins. Identified silver minerals are tetrahedrite-pyrargyrite. A sulfidation alteration halo of 2-5% disseminated pyrite that weathers to an acid leached “bleached” white clay alteration surrounds the mineralized shears. This alteration is geochemically anomalous in gold-arsenic-antimony with erratic silver-copper-lead-zinc. An Eocene-Oligocene paleo-erosion surface in the northwest corner of the district indicates that the historic mines have exploited only the upper third of the epithermal mineral system.

The Concordia- Cerro San Gregorio zone, based on alteration and geophysics, has dimensions of 2.5 kilometers by 1.5 kilometers and generally trends northeasterly. La California zone is about 2.5 kilometers long by 250 meter wide. The Santa Rita zone also trends northeasterly and is approximately 2 kilometers long by 600 meters wide.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(i)	Nieves Property – Mexico, continued

Both the Concordia-Delores-San Gregorio and the Santa Rita vein systems at Nieves have excellent potential for both narrow zones of +500 g/t silver and a surrounding envelope of stockwork mineralization with +50 g/t silver that may represent a bulk tonnage target. The top of the mineralized vein zone is marked by boiling textures observable in drill core at depths of 150-200 meters below surface. The near surface mineralization exposed on San Gregorio Hill and along the Santa Rita vein on Santa Rita Hill is interpreted as manto style (rootless) mineralization trapped in porous sediments at the base of Tertiary volcanic rocks.

Exploration Plans

An Independent Technical Report completed by Caracle Creek International Consulting Inc. (“Caracle”) on behalf of the Company and Blackberry in November 2006 concluded that excellent potential exists to find additional high-grade silver shoots both within the known vein systems and the abundant untested drill targets remaining on the property. Caracle recommended 1) a program including structural analysis, 3D modeling and data compilation including satellite image analysis and 2) an aggressive 10,000 meter drilling program to infill zones on the Concordia-San Gregorio-Delores vein system and to test other targets on the large land block. The drilling program is scheduled to begin in Q2 2007 following completion of the compilation work and selection of drill targets by the Company and Blackberry.

By March 31, 2007, the Company had incurred $1,257,762 for acquisition costs and $2,564,655 ($660,105 net of recovery) for exploration expenditures giving a total of $3,822,417 in gross costs on the Nieves property, or $1,917,867 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry.

As at December 31, 2006, the Company had incurred $1,244,464 for acquisition costs and $2,560,841 ($656,291 net of recovery) for exploration expenditures giving a total of $3,805,305 in gross costs on the Nieves property, or $1,900,755 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry. (Note 3 in the consolidated financial statements dated March 31, 2007)

(ii)	Los Crestones Project – Mexico

Location and Access

The Company’s 100% owned Crestones Project is located on the southwest side of a medium sized granitic pluton on the eastern edge of the Sierra Madre Occidental in northern Durango state of west-central Mexico (Figure 2). The property is between the latitudes of 25.92° and 25.96° north and 105.09° and 105.13° west longitude. The town of Inde is about 10 kilometers to the southwest of the property while the larger town of Santa Maria del Oro is located about 20 kilometers to the northwest. The city of Durango is a five hour drive to the south.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(ii)	Los Crestones Project – Mexico, continued.

Access to the property is very good with a paved highway from Santa Maria del Oro, through Inde and on to the town of Vetarron, 2km more on dirt road leads to the turn off to El Pajaro, another 7km to the north and on the edge of the property. A local dirt road gives access to most of the property. Electric power lines service all the small towns mentioned above.

Figure 2: Location Map of the Los Crestones Project (after C. J. Lloyd, 2004)

Ownership and History

In 2003, the Company staked a 2,100 hectare claim to cover a hot spring gold-silver prospect at Los Crestones. In 2004 and early 2005, reconnaissance mapping and sampling programs were completed over an area of about 3.5 square miles. The Company staked an additional 3,547 hectare claim in 2006 and completed detailed mapping. The work delineated a hot spring gold-silver target with widespread silicification, flat-lying silica sinter aprons and quartz veining along high-angle, graben faults. Rock chip samples show anomalous Au-Ag values with occasional spikes up to ore grade; and strongly anomalous mercury, arsenic and antimony values which are typical of the upper levels of hot spring-related gold silver mineral systems. The level of exposure is clearly above the boiling zone and the gold numbers are consistent with those found in the top of epithermal gold systems.

Geology and Mineralization

Crestones displays geologic characteristics that are broadly similar to both the Magistral de Oro district, located 20 kilometers northwest and the Inde District that lies 12 km west. Magistral de Oro has a recorded production of greater than 1.0 million ounces gold and the Inde district has produced 0.5 million ounces of gold from one mine as well as significant silver-lead-zinc production from numerous small mines. All three districts have prominent aeromagnetic highs that represent oxidized intermediate to felsic intrusive stocks. The mineralization in all three districts is interpreted to be genetically related to these intrusives. Granodiorite is the host rock at Magistral de Oro. Bufa Inde, a prominent peak in the center of the Inde District, is a quartz porphyry stock. Both granodiorite and quartz porphyry occur at Crestones.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(ii)	Los Crestones Project – Mexico, continued.

The oldest rock type at Crestones is an upper unit of the Mescalera Group limestone. It is a lower Cretaceous in age and can be divided into a thick and thin bedded facies. The more abundant thick bedded facies is composed of 10-25 cm beds of carbonaceous muddy limestone with black shaley partings. The limestone shows abundant soft sediment deformation features. The thin bedded facies consists of 1-4 cm thick interbeds of clean gray limestone and black chert. It too commonly displays chaotic soft sediment folds.

A 40 m.y. granodiorite cuts the Mescalera limestone at Crestones. It is a circular 4 km diameter stock composed of equigranular biotite-hornblende-feldspar with interstitial quartz and accessory magnetitie. The stock is rimmed by a band of altered limestone up to a kilometer in width of quartz-diopside hornfels that grades outward into a weak tremolitic marble. The Crestones hydrothermal mineral system is located along the western contact of the granodorite stock and was emplaced in a northwest-striking fault system. The fault formed the east side of the Inde Graben that separates the Inde District and Crestones. Three bands of sheeted hydrothermal breccias, small quartz porphyry stocks and felsite dikes compose the Crestones system. The breccia has been classified into four breccias types based on clast types and matrix composition; these are: mixed clast breccia, silica matrix breccia, silicified limestone breccia and sinter matrix breccia.

The western band of hydrothermal breccia is informally referred to as the Cerro Pachon zone. It is strikes northwest for a known distance of 3.5 kilometers and is about 50-200 meters wide. It is composed of sheeted bands of all four types of hydrothermal siliceous breccia hosted in an envelope of silicifed limestone. A small phyllic-altered quartz-porphyry stock outcrops at the northwest end of the Pachon breccia in close proximity to the largest occurrence mixed clast breccia on the property. The mixed clast breccia is composed of silicified limestone and quartz porphyry clasts set in a silicifed matrix of milled quartz porphyry. The Cerro Pachon breccia is cut off to the northwest by faults and post-breccia alluvial cover. It feathers into small silica breccia and felsite dikes to the southeast which are in turn cut off by a listric fault.

The Cerro Cahon breccia is the east band of hydrothermal breccia. It parallels the Cerro Pachon breccia with a similar strike length and width. Sheeted silica breccia dikes predominate that vary from 1 to 25 meters in width. The dikes tend to have clasts of silicified limestone along their margins and a core of weak banded translucent gray silica. The southeast half of the breccia cuts through limestone within an envelope of silicified limestone. There are occasional narrow bands of silicified limestone breccia and brecciated felsite dikes. The northwest half of the breccia cuts across the granodiorite where it breaks into a 75 meter wide stockwork of sheeted narrow silica veins in the intrusive. There is one prominent splay of silica breccia to the west that follow the granodiorite-hornfels contact. Scattered float of hydrothermal limonitic breccia is common where the silica breccia dikes pass across the limestone-granodiorite contact which indicates the possible presence of a sulfide-bearing hydrothermal breccia. A drill test is planned to test this breccia occurrence.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(ii)	Los Crestones Project – Mexico, continued.

The two breccia bands are separated by about a kilometer of silicifed and hornfelsed limestone and fresh granodiorite with numerous 5-15 meter thick breccia and felsite dikes. There is a third silica breccia band at the north end of the property that outcrops on Cerro Laguna, and between the between the Cerro Pachon and Cerro Cahon breccias. The Cerro Laguna breccia is composed of sheeted silica breccia dikes. It is about two kilometers in strike length. It is also cut by a low angle listric fault with its north half offset about 250 meters to the northeast.

Mineralization at Crestones has been observed in both outcrop and core. All three of the breccia types, the silicified limestone, the quartz porphyry, and the hornfels contain disseminated sulfides. The silica breccia commonly contains minor to 5% disseminated pyrite-marcasite and minor to 5% stibnite. The mixed clast and silicified limestone breccias contain disseminated pyrite-marcasite and minor sphalerite-galena. Disseminated galena-sulfosalts occur in both the porphyry and hornfels. Coarse spahalerite-galena has been observed in fault gouge.

Recent Activity and Exploration Plans

The Company began a 3,000 meter drilling program at Los Crestones in Q3 2006. The program has been designed to test all three of the hydrothermal breccia bodies. Three holes have been completed and drilling will continue into Q2 2007. Continued geologic mapping will trace the largest breccia body to the southeast where it is in contact with a large area of the silicified limestone Acquisition costs incurred to March 31, 2007 were $73,640 and exploration expenditures were $698,991 for a total of $772,631. Acquisition costs incurred to December 31, 2006 were $71,696 and exploration expenditures were $462,590 for a total of $534,286. (Note 3 in the consolidated financial statements dated March 31, 2007)

(iii)	Uranium Project – Arizona, Utah and Wyoming

Location

The Company’s Arizona Uranium Project, located in the northern Arizona Strip uranium district in Coconino and Mohave Counties, occupies the southwest corner of the Colorado Plateau physiographic province between the Utah state line and the northern boundary of the Grand Canyon National Park. It is bounded to the west by the Grand Wash Cliffs and to the east by the Echo Cliffs. The area is characterized by a broad and featureless expanse of range land that becomes deeply incised by canyons of four major drainages. Nearly all of the surface and mineral rights with exception of the Arizona State lands are Federal and managed by the Bureau of Land Management with a field office in St. George, Utah.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iii)	Uranium Project – Arizona, Utah and Wyoming, continued

Acquisition

Quaterra commenced uranium exploration in Arizona in June 2005 with the acquisition of 95 unpatented lode mining claims from North Exploration LLC (North) that cover several uranium breccia pipe targets in the Arizona Strip district. The North agreement also included an option to acquire other properties in Utah and Wyoming that are prospective for both uranium and vanadium.

Under the terms of the North agreement, the Company may acquire a 100% interest in any or all of the North claims by making staged payments over a five-year period totaling US$500,000 and issuing 600,000 common shares. The initial consideration included a US$15,000 cash payment and 200,000 common shares. The properties are subject to a 2% production royalty on each property, 1% of which may be purchased by the Company for US$1 million.

In mid 2006, Quaterra signed a letter of agreement with Nustar Exploration LLC. (Nustar) to lease 18 claims covering 4 additional breccia pipe targets in the district. The terms of the lease are an upfront payment of $20,000, a first anniversary payment of $30,000, a second anniversary payment of $40,000 and a final third anniversary payment of $100,000. The Nustar claims are subject to a 4 % yellowcake royalty, 75% of which Quaterra can for $500,000 per claim block.

Quaterra staked an additional 550 mining claims on the Arizona Strip in 2006 and another 1450 claims were perfected in early 2007 to cover more than 200 high and moderate priority anomalies identified by an airborne VTEM geophysical survey. The Company’s mineral rights now total approximately 68 square miles in the project area. The properties consist of many individual and scattered claim blocks that have been selectively staked over targets with some surface expression of a possible collapse structure, with favourable VTEM geophysical signatures and within areas of known mineralized occurrences.

Exploration and Production History

Uranium mineralization was first discovered on the Arizona strip in a mineralized breccia pipe in 1947. The uranium occurred in association with copper mineralization at the Orphan mine 2 miles west of the visitor’s center on the south rim of the Grand Canyon. The first uranium ore was shipped by the Golden Crown Mining Company in 1956 to a buying station in Tuba City. Before closing in 1969, the Orphan operation produced a reported total of 4.4 million lbs of uranium in material averaging 0.42% U3O8 and 6.7 million lbs of copper. (Baillieul, T.A. and Zollinger, R.C.(1980) NURE Grand Canyon Quadrangle, Arizona PGJ-020, 41p.)

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iii)	Uranium Project – Arizona, Utah and Wyoming, continued

The relationship of uranium to copper mineralization initiated an investigation of several small copper deposits in the region. Uranium was identified in the Hack Canyon copper mine on the northern Arizona strip in the 1950s but it was not until 1974 when Western Nuclear discovered uranium ore bodies in the Hack 1 and Hack 2 breccia pipes that industry began to focus attention on the emerging district. Energy Fuels Nuclear Inc.(Energy Fuels) acquired the Hack Canyon ore bodies in 1980 and initiated an intense campaign of land acquisition and exploration that over the next ten years discovered seven ore bodies. With the entrance of Pathfinder Mines and Union Pacific Resources, at least three additional mineralized breccia pipes were added to the district. Several more were in earlier stages of discovery when in the early 1990s the price of uranium dropped below the cost of production.

The Arizona Strip historically represents some of the highest grade mineralization and most profitable per pound uranium production in the United States. Energy Fuels breccia pipe uranium mines were some of last hard rock uranium producers in the US prior to the price decline of the 1990s. Since 1980, the Arizona Strip has produced in excess of 19 million pounds of uranium, averaging 0.65% U3O8 from seven mines. Of these mines, Hack Canyon I, II, and III and Pigeon are mined out and have been reclaimed; Hermit is partially reclaimed; Pinenut, Kanab North, Canyon and Arizona 1 have remaining reserves and have been placed on a standby basis. The total amount of mineable uranium discovered to date in breccia pipes in northern Arizona is estimated to be in the range of 35 million pounds. (1998 International Uranium Corp. US SEC Registration Statement. http://www.sec.gov/Archives/edgar/data/1063259/0001035704-98-000395.txt).

Geology and Mineralization

The canyon walls of northern Arizona expose numerous breccia pipes that are characteristic of the collapse structures that host uranium mineralization in the Arizona strip. Initiated by the roof collapse of caverns in the Mississippian Redwall Limestone, a pipe of breccia forms through the subsequent collapse of overlying sediments through mechanical and chemical processes to form a vertical column of breccia. Breccia pipes in the region average 200 to 400 feet in width and can extend upward over 3,000 feet from the Redwall Limestone to the upper Triassic sequence. (Figure 3).

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iii)	Uranium Project – Arizona, Utah and Wyoming, continued

Figure 3: Diagrammatic Stratigraphic Section of the Arizona Strip showing a characteristic collapse breccia pipe. (After W.J. Breed, 1974)

Many northern Arizona Breccia pipes exhibit several common morphological features that are used to identify the structures at the surface and to position drill holes at depth (Figure 4). The cylindrical area of vertically displaced breccia in the center of the pipe is generally referred to as the “pipe throat.” The amount of vertical displacement in the throat ranges from 50 to several hundred feet and often decreases up section. The internal geometry of the throat can be complicated by the later formation of “pipe in pipe” structures. These internal features are the result of late stage (often post-mineral) collapse due to continued dissolution of carbonates in the lower reaches of the pipe throat. They may result in the dispersal and elimination of economic accumulations of uranium mineralization in the pipe.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iii)           Uranium Project – Arizona, Utah and Wyoming, continued

The throat of a breccia pipe is seldom visible at the surface when not exposed in canyon walls. Where covered by the Moenkopi siltstone or recent alluvium, the only evidence of a pipe structure may be a large circular structure of gently inward dipping beds or even more subtle circular anomalies formed by ring fractures and vegetation. These features are caused by the dissolution of evaporites in the Toroweap and Kiabab sections along the margins of the throat during the formation of the pipe. As the evaporites are removed, a pronounced structural depression or “collapse cone” develops in the overlying strata above the Coconino sandstone. Many of the collapse cones are characterized by a thick section of Moenkopi siltstone that fills the cone near the upper Kiabab horizon. Although breccia pipes often have some structural symmetry at different levels, the throat of a pipe is not always in the center of a collapse cone and circular depressions or are not always related to pipes.

Uranium mineralization in breccia pipes of the northern district occurs predominantly within the pipe throat and below the upper Hermit contact. Mineralization is also present in ring fractures along the margins of the throat, and in the underlying Supai Group, but significant accumulations at this level is less common on the north rim than in the southern district. Economic concentrations of mineralization often occur over a vertical distance of more than 600 feet in the pipe throat. Scattered mineralization can extend well below the upper contact of the Esplanade Sandstone.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iii)	Uranium Project – Arizona, Utah and Wyoming, continued

Uranium occurs primarily as pitchblende in voids between sand grains and replacing rock fragments of a reduced sandstone dominant breccia derived from the Coconino Sandstone. Calcite and gypsum are common cementing minerals. Associated trace elements include copper, arsenic, nickel, lead, zinc and silver. The mineralized breccia often contains abundant bitumen that is considered an important reducing agent for the geochemical system. Uranium is generally thought to have been transported to the pipe by oxidizing ground waters in the Coconino Sandstone and deposited in a “trap” of porous sandstone breccia within the non porous pipe walls of Hermit siltstone and above a relatively tight base of siltstone dominant breccia. Finely disseminated pyrite is common in the mineralized zone and may contribute to the reducing environment necessary for the deposition of uranium. Immediately above the mineralization, pyrite becomes massive and forms a “cap” of pyrite after marcasite that can exceed 50 feet in thickness.

Exploration Potential

The USGS Open File Report (OFR-89-550) shows the mapped locations of 1,296 pipes in the northern and southern Arizona Strip district. The highest density of pipes occurs in outcrops of Carboniferous aged strata in the deeper canyons of the region. The density of pipes decreases dramatically with successive layers of younger sediments until fewer than 2 pipes are evident over a surface area of 500 square miles in the upper Triassic sequence. Clearly the upper level of stoping by collapse varies and many pipes may occur at depth in areas covered by younger Permian and Triassic rock where no surface evidence of a pipe throat is apparent. If these structures penetrate the Coconino Sandstone in a favourable area of the district, an orebody may exist in areas with no pipe feature at the surface. The number of mineralized pipes discovered to date may represent a only fraction of the number that lie waiting to be discovered at depth. With continued exploration, the Arizona Strip may soon become one of the more significant producing uranium districts in the United States.

Recent Company Exploration Activity

Since commencing exploration on the Arizona Strip, Quaterra has drilled 23,500 feet in 59 holes that investigated 14 breccia pipe targets. All but four holes were shallow stratigraphic holes evaluating the near surface structure for the presence of a pipe throat. Eight of the targets tested negative. Three targets have encouraging results and require additional drilling pending the enlargement of the drill permit area. Two of four deep holes in the program encountered mineralization in two targets.

One of the targets tested by deep drilling is the Ollie breccia pipe located ten miles southeast of the Hack’s Canyon mines. The Ollie pipe was originally drilled by one of the last drilling programs conducted by Energy Fuels in the early 1990s. The original program was prematurely stopped when EFNI discontinued exploration in the district due to declining uranium prices.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iii)	Uranium Project – Arizona, Utah and Wyoming, continued

Quaterra’s first hole at Ollie was drilled to a total depth of 1,430 feet. The best intercepts included:

Depth	Thickness	Grade
1172 - 1175.5	3.5 feet	0.13% eU308, including 2.0 feet at 0.17%
1178 - 1180.5	2.5 feet	0.12% eU308, including 1.5 feet at 0.16%

The hole encountered numerous mineralized intercepts averaging ..03% to .08% between the depths of 1,020 feet and 1,242 feet. At a depth of approximately 1,350 feet, the hole is believed to have exited the pipe throat and entered un-mineralized Hermit siltstone along the northeast margin of the pipe. A study of historic data indicates that much of the pipe to the southwest remains untested.

Another deep hole tested the EZ4 target, located seven miles northwest of Hack Canyon. The hole was drilled to 1,340 feet. It intercepted anomalous uranium mineralization between 970 and 1,000 feet near the Coconino sandstone/Hermit shale contact. The Coconino sandstone is considered the conduit for mineralization in the Arizona breccia pipes and the presence of mineralization near the contact strongly suggests the close proximity of a mineralized pipe throat. Drill-hole deviation to the east and south of the collar location defines a possible target to the northwest.

The Company’s approach to uranium exploration has been proven by years of past experience with Energy Fuels Nuclear. Patrick Hillard, credited with the discovery of six of eight breccia pipe ore bodies in northern Arizona, directs Quaterra’s acquisition and exploration program using methods successfully employed during his tenure with Energy Fuels Nuclear. Geologic mapping, aerial photography, and satellite imagery have been and continue to be used extensively to identify breccia pipe targets. When a target was located, surface time domain geophysical surveys had significant success in defining areas of thickened (conductive) siltstone within the surface structure to locate drill holes that define the pipe throat. Most of the obvious targets identified by using these methods have been located and drill tested by companies exploring the northern district in the 1980s. However, extensive areas remain unexplored because of the time and expense required by the surface geophysical surveys.

In early 2007, Quaterra contracted Geotech Ltd. to conduct the first extensive test of an airborne time-domain electromagnetic system on its properties in the Arizona Strip. The survey covered approximately 420 square miles in the heart of the district. The VTEM system not only identified anomalies related to the collapse cones of most of the known breccia pipes but identified more than 200 moderate to high priority targets with similar geophysical signatures. A detailed interpretation of the airborne survey data by Joe Inman, consulting geophysicist of Salt Lake City, Utah is providing further prioritization of the targets before evaluation of the structural depressions by drilling.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iii)	Uranium Project – Arizona, Utah and Wyoming, continued

Preparation of Scientific and Technical Data

The Company uses the industry standard gamma logging method for grade determinations of uranium mineralization in drill holes. The process requires systematic calibration of the logging tools for precision and accuracy. Grades are reported as equivalent “eU3O8” based on an assumed direct correlation between gamma-ray intensity, as measured by the gamma logging tools, and uranium content.

Down hole logging for the Company’s drill holes is contracted to Geophysical Logging Service of Prescott, Arizona. Mr. Ken Sweet, Geophysical Consultant, of Denver Colorado provides QA/QC and final interpretation of the process. Geophysical Logging Service uses a borehole NaI detector manufactured by Mt. Sopris in Golden, Colorado for initial grade calculations. It is of the type 2PGA1000 which is a standard for uranium logging. It uses a large crystal, 22.22 mm in diameter and 76.2 mm long. As a back up an HLP-2375 tool is used, also manufactured by Mt. Sopris. The HLP tool is a smaller diameter and can be used small drill holes.

The tools are calibrated in Grand Junction Colorado, nominally every 3-6 months. When ore grade mineralization is encountered the tool will be calibrated more often. In general, variation with this tool is insignificant within a year and requiring less than a 1% calibration change.

There are 4 calibration pits in Grand Junction; 0.231%, 0.452%, 1.22%, and 2,63% U3O8. The calibration pits are constructed of natural uranium ore. Corrections are made for hole diameter, the type of drilling pipe, and fluid in the hole.

When mineralization is intersected, core is collected when possible to compare to the interpreted gamma response. In some cases corrections need to be made for disequilibrium as established by closed-can analysis or direct neutron activation that compares the chemical values of core vs. the interpreted gamma grades.

The gamma response has the advantage of sampling a large volume, on the order of 60 cm. Data is sampled at 0.5 foot or closer spacing.

For hole deviation a Mt. Sopris 2DVA-1000 borehole deviation probe is used. It consists of a 3 axis flux gate magnetometer and a 3 axis accelerometer. The tool is calibrated on the surface using a “Jig” to hold it in a known orientation. The data is recorded continually along the hole.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iii)	Uranium Project – Arizona, Utah and Wyoming, continued

Induction logs are used in conjunction with the gamma probe to provide additional lithologic information. Correlation of the interpreted lithologies between drill holes in a target area can reveal structural deformation related to a possible breccia pipe.

Acquisition costs incurred to March 31, 2007 were $1,811,829 and exploration expenditures were $1,744,743 for a total of $3,556,572. Acquisition costs incurred to December 31, 2006 were $1,125,438 and exploration expenditures were $1,079,859 for a total of $2,205,297. (Note 3 in the consolidated financial statements dated March 31, 2007)

(iv)	Duke Island – Alaska

Location and Access

The Duke Island Cu-Ni-PGE prospect is located in the Prince Rupert quadrangle of southeast Alaska about 30 miles south of Ketchikan (Figure 5).

Figure 5: General geology of Duke Island showing location of Raven and Marquis zones Island showing location of Raven and Marquis zones (Avalon Development, 2006)

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iv)	Duke Island – Alaska, continued

The Duke Island project consists of 129 unpatented Federal lode mining claims covering 2,580 acres, and 11 state of Alaska mining claims covering 1,280 acres in the Ketchikan quadrangle in Township 80 South, Range 93 East. Mineral rights in this part of Alaska are administered by the U.S. Forest Service and the Alaska Department of Natural Resources. The Duke Island project is located within the Tongass National Forest on multiple-use lands open to mineral development.

The Duke Island project is accessible via boat, small float plane and helicopter. There is tidewater access to the southeast end of the property at Judd Harbor and the central portion of the property via Hall Cove. The city of Ketchikan (population 14,000) is located 30 miles to the north and is the regional commercial hub for this part of southeast Alaska. The city hosts an all-season deep water port, international airport, commercial fixed wing and helicopter services, and most of the support industry required for mineral exploration.

Acquisition and Exploration History

Early exploration on Duke Island is limited to a drilling program in the late 1950’s by Columbia Iron Mining, a subsidiary of United States Steel. The program tested two areas for potential magnetite mineralization. Nine vertical drill holes are reported to have been drilled to a depth of 500 feet to ascertain the magnetite content of the ultramafic rocks (Irvine, 1974). Six holes were drilled on the southeast side of Hall Cove and three in the Judd Harbor area. Precise locations of these holes are uncertain and no assay data of any kind are available to the Company. The potential for PGE mineralization was not addressed during these efforts.

In 1972, Clark and Greenwood collected 22 rock samples for PGE assays as part of a regional sampling and petrology study. In 1989 Bureau of Mines geologists collected 24 samples for assay. Eleven additional samples were collected by the Bureau of Mines in 1995. None of these efforts led to discovery of significant mineralization at Duke Island.

In early 2001 Avalon Development Corp. identified several geologically promising PGE exploration targets in Alaska which prompted Quaterra to acquire mining claims at Duke Island. In March and April 2001, Avalon Development conducted reconnaissance scale pan concentrate and grab rock sampling on behalf of Quaterra Resources and staked 45 federal claims and 6 state claims. Follow-up work was conducted in July which resulted in discovery of Cu-Ni-PGE sulfide mineralization hosted in pyroxenites on the north end of Quaterra’s claims. Subsequent rock sampling, soil sampling and 11,200 line-feet of dipole-dipole induced polarization geophysics were completed on the project in September and October.

During November and December 2001, Quaterra contracted with Layne Drilling to complete 4 diamond drill holes (447 meters, 1,467 feet) in the Marquis zone (Figure 3). The holes were drilled from two drill pads approximately 750 feet apart centered on a coincident rock geochemical and IP geophysical anomaly. The drill targets are associated with a highly conductive IP anomaly flanked by extensive chargeability anomalies to the northeast and southwest. Massive sulfides with highly anomalous copper and lesser nickel and PGE values were encountered in all holes.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iv)	Duke Island – Alaska, continued

Significant drilling results are shown below:

Hole	From	To	Thickness (ft)	Cu (wt Avg ppm)	PT (wt Avg ppb)	PD (wt Avg ppb)
DK0101	0.0	298.0	298.0	1,270	47	59
Includes	177.0	258.3	81.3	2,170	50	64
DK0102	4.0	81.0	77.0	2,375	64	83
DK0103	0.0	252.0	252.0	1,328	62	72
DK0104	0.0	188.0	188.0	1,649	85	130
Includes	165.0	167.0	2.0	12,500	187	386

In January 2002 Perry Remote Sensing was retained to conduct a preliminary Landsat Thematic Mapping (T M) analysis of the Duke Island prospect (Perry, 2002). The spectral image of iron-oxide stained sulfide-bearing rocks at the Marquis zone was used for ground truth to determine if surface outcrops of other potentially mineralized areas exist on Duke Island. The TM imagery identified two other obvious targets to the southwest and southeast of the Marquis zone. A total of 43 rock samples were collected in June 2002 in the southwestern TM anomaly, now known as the Monte zone. Approximately fifty percent of these samples (21 samples) returned values in excess of 1,000 ppm copper. Values for Pt, Pd, Ni and Co were generally lower than seen in the Marquis zone with maximum values of 310 ppb, 468 ppb, 784 ppm and 237 ppm, respectively.

In July 2002 AeroQuest Ltd. flew combined airborne magnetics and 6-channel electromagnetics over the Duke Island project. A total of 890.5 line kilometers of survey was completed with most of this total along 200 meter-spaced lines. The survey revealed that areas of known sulfide mineralization generally fall within broad zones of anomalous conductivity that extend well beyond the limits of outcropping sulfides. A total of 459 high priority anomalies were identified by Aeroquest, including 311 Type 1 anomalies with positive in-phase response and a distinct, probable hardrock source and 148 Type 2 anomalies with a negative inphase and positive quadrature response (conductive magnetic anomalies). The largest zone of conductive anomalies occurs on the north side of the Marquis Zone and extends for 2.5 kilometers in an east-west direction. Magnetic and EM data also suggest that gabbroic units extending 1-2 miles to the north-northeast from the summit of Mt. Lazaro are underlain by highly conductive and variably magnetic rocks and that sulfide mineralization may underlie the gabbro body, significantly increasing the size potential of the Duke Island system.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iv)	Duke Island – Alaska, continued

Consulting geophysicist, Joe Inman of Salt Lake City, Utah prioritized the airborne EM anomalies and an initial ground follow-up of airborne EM anomalies was begun in September 2003. A total of 45 rock grab samples and 66 shovel soil samples were collected. Sampling was concentrated on the northeast Marquis, Raven and Potato Patch zones. These target areas also exhibit strongly conductive electromagnetic signature that suggest the presence of sulfide mineralization. Anomalous copper values up to 136 ppm were recovered from soils in the northeast Marquis zone however, additional soil sampling due east of the Marquis discovery returned highly anomalous copper (to 359 ppm) with grab rock samples returning values up to 984 ppm copper. No previous sulfide mineralization was known from this area and no surface outcrops of sulfide mineralization have been found to explain these soil and rock anomalies.

In addition, the 2003 field work expanded the size of known sulfide mineralization at the Potato Patch zone and also expanded the size of known sulfide mineralization at the Raven zone. Previous work at the Raven zone returned copper values up to 2.2% from a small area of outcrops surrounded by low, swampy topography. Soil sampling completed in 2003 returned copper values up to 4,320 ppm and Pt + Pd values up to 439 ppb from covered swampy terrain immediately south of outcropping sulfide mineralization. Sulfide mineralization at Raven was extended to over 650 meters south of the original Raven discovery outcrops and remains open to expansion in all directions.

During reconnaissance work completed in 2003 a new zone of disseminated copper sulfide mineralization was discovered at tidewater on Cape Northumberland on the extreme southern tip of Duke Island. While copper values (up to 352 ppm) did not reach percent-levels, the Northumberland zone is unique in that it represents the only sulfide mineralization discovered to date which is not located within the NW-SE trending belt of mineralization extending from the East Judd to Raven prospects. The significance of the sulfide mineralization at Northumberland and its extent are unknown.

In late May and early June 2004 Clark Jorgenson of Big Sky Geophysics was contracted to conduct a ground based HCP-EM (Max-Min), magnetometer, and gravimeter survey of the Marquis and Raven prospects. Big Sky completed 20,000 line-feet (6.1 line km) of survey over the Marquis and Raven prospects. Results from this survey indicated three strong Max-Min conductive anomalies, two moderately conductive anomalies, and three weakly conductive anomalies at the Marquis prospect. The strong conductive anomalies are located coincident with the IP resistivity low and with an interpreted dip to the northeast. The weakly conductive anomalies are located to the northeast of the IP anomaly and dip to the southwest. There is an increase in rock density which starts in the western side of the Marquis prospect and trends east toward Knob Hill. At the Raven prospect Big Sky identified two weak Max-Min conductors on the western survey line. These are coincident with relative rock density highs that form two ellipsoids elongated W-E, one centered on the main Raven prospect and the other to the south separated by a density low. The shape and location of the relative density highs are somewhat coincident with the airborne EM conductivity highs and airborne magnetic highs previously identified at the Raven prospect.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iv)	Duke Island – Alaska, continued

In mid June 2005 Quaterra contracted Aurora Geosciences to conduct a 48,030 line-feet (14.6 line km) ground based gravimetric survey of the Marquis, Raven, Potato Patch, Scarp, and Lookout prospects along with the Northeast and Far Northeast areas. Results from this survey confirmed the 2004 gravity survey results and the expanded grids revealed local gravity highs in all of the surveyed areas. Local increases in density may reflect significant sulfide accumulation. Gravity field results from each prospect relative to each other show a general increase in the corrected Bouguer anomaly from west to east (-92.4 mgals to -74 mgals) perhaps showing the increasing thickness of the ultramafic package over the modeled feeder for the intrusion at the head of Hall Cove.

During August-September 2005 the Company contracted Connors Drilling to complete 7 NQ2 core drill holes at the Marquis, Potato Patch, and Raven prospects totaling 4,504 feet. Two holes were collared northeast of holes DK0101 through DK0104 and aimed southwest back toward the Marquis IP anomaly and the previous drill holes in the Marquis prospect. Both holes intercepted semi-massive to massive sulfide at depth in the hole indicating that the sulfide horizon is north dipping.

Hole DK0501 (AZ 225, -60, TD 654) intercepted semi-massive to massive sulfides at 238 feet down hole. This hole intercepted clinopyroxenite from surface to TD. Co and Ni values positively correlate with Cu and S values. Cu:Ni ratios for mineralized intervals averaged 2.17. This hole did not exit mineralization. Significant results are shown below:

Hole	From	To	Thickness (ft)	Cu (wt Avg ppm)	PT (wt Avg ppb)	PD (wt Avg ppb)
DK0501	326.0	425.5	99.5	2,320	68	72
Includes	376.0	394.0	18.0	4,520	100	111
Includes	404.0	424.0	20.0	3,625	123	133
DK0502	No	Significant	Intercepts
DK0503	37.5	186.5	149.0	2,086	5	1
DK0504	No	Significant	Intercepts
DK0506	8.0	395.0	387.0	2,035	56	59
Includes	33.0	75.0	42.0	3,801	331	313
Includes	8.0	92.0	84.0	2,531	211	219

Note: Holes DK0505 and DK0507 were not visibly mineralized and have not been submitted for geochmical analyses

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iv)	Duke Island – Alaska, continued

Geology and Mineralization

The Duke Island complex consists of two separate areas of well-exposed zoned ultramafics, Judd Harbor on the south and Hall Cove on the north. The Judd Harbor body is about 3 km in diameter while the Hall Cove body is about 3 km by 6 km in size. The Judd Harbor and Hall Cove complexes have been interpreted to be parts of the same zoned Ural Alaska intrusive body at depth. Both bodies are comprised of a dunite and wehrlite core surrounded by concentric zones of olivine clinopyroxenite, hornblende-magnetite clinopyroxenite, and gabbro. The complexes are intruded by late hornblendite and hornblende-plagioclase pegmatite. The exposed complexes at Duke Island show remarkable compositional layering, particularly in the olivine clinopyroxenite. Such layering is believed to be due to changes in magma chemistry and subsequent fractionation and precipitation of mineral crystals settling downward through the lighter melt. Flow textures, graded bedding, and dislodged xenolith fragments are commonly observable in outcrop.

A series of northwest and northeast trending faults at Duke Island appear to post-date emplacement of the Duke Island ultramafic body. The most significant of these structures is the Hall Cove – Grave Point structure which trends northeast along the trace of Hall Cove. Field relationships suggest this structure has an unknown amount of southeast-side down relative displacement. Ultramafic rocks of the Judd Harbor portion of the complex are exposed between the Bite Cove and Judd Harbor faults suggesting the ultramafic blocks occupy a horst block between the two structures. Copper-nickel-PGE mineralization discovered to date appears to be controlled by northwest trending structures although its relationship to the Hall Cove, Bite Cove and Judd Harbor structures is unknown.

A high-level airborne magnetic survey conducted over the Duke Island complex suggests the mafic-ultramafic complex is elongate in a northwest – southeast direction with relatively steep sides on its northeastern and southwestern limits. The gabbro unit extending north from Mt. Lazaro is invisible to magnetics suggesting that the Hall Cove and Judd Harbor segments of the complex probably are connected at depth beneath a thin “skin” of gabbro. Dunite and wehrlite are cut by sulfide-bearing rocks ranging from pyroxenite in the Marquis zone through hornblende pyroxenite in the extreme northwest to hornblendite in the extreme southeast edge of the island.

Sulfide-bearing mineralization at Duke Island has been defined along a strike length of 14.5 kilometers and up to 3.8 kilometers across strike with the ultimate dimensions of the mineralized system remaining open to expansion at surface and at depth. Copper and nickel occurs as chalcopyrite and pentlandite in massive to disseminated pyrrhotite. Sulfide mineralization is primarily hosted in clinopyroxenite as interstitial blebs, pods and net-textured masses. There is little correlation between PGE content and sulfide content. PGE enriched intervals occur in sulfide rich intervals, but there are also numerous sulfide rich intervals with no appreciable PGE content. Surface samples have returned values ranging from <10 ppm to 2.8% copper, <1 ppm to 0.25% nickel and <6 ppb to over 1 gram per tonne combined platinum plus palladium.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iv)	Duke Island – Alaska, continued

Prior to discovery of significant accumulations of massive, semi-massive and disseminated sulfide mineralization in 2001, the Duke Island prospect was considered to be a classic zoned Ural - Alaska type mafic - ultramafic complex. However, copper, nickel and iron contents at Duke Island are significantly elevated relative to most Ural – Alaska complexes and suggest the Duke Island is a hybrid Ural – Alaska complex or that sulfide mineralization at Duke Island was controlled by physical and chemical controls similar to those which affect layered intrusive complexes.

U-Pb age determinations on un-mineralized portions of the Duke Island mafic-ultramafic complex suggest a mid-Cretaceous age for the complex, an age that is in general agreement with ages for other dated Ural Alaska complexes in the Alexander Platinum Belt of SE Alaska but the presence of widespread and significant sulfide mineralization at Duke Island is unlike any of the other Cretaceous Ural Alaska complexes in the region. U-Pb age determinations from gabbro and diorite host rocks surrounding the Duke Island complex returned Triassic ages that are nearly identical to those found in the Cu-Ni-PGE bearing intrusives and flood basalts of the Wrangellia terrane in the central Alaska Range and western Yukon Territory. The Alaska Range occurrences currently are being explored for Noril’sk type sulfide mineralization and the Wellgreen deposit in the western Yukon is a past producing platinum and palladium mine. If the age of mineralization at Duke Island is Triassic, there is potential for Noril’sk type Cu-Ni-PGE mineralization at Duke Island.

An alternative exploration model for Cu-Ni-PGE mineralization at Duke Island is that sulfide mineralization is related to sulfur saturation within and adjacent to the zoned Ural – Alaska complex which hosts it. While this mode of sulfide formation is unique for the Alexander Platinum Belt, Duke Island has long been a unique example of Ural – Alaska complexes due to the complex graded bedding and other features suggestive of episodic magma introduction under quiescent conditions. Regardless of which geological model turns out to be correct, the widespread Cu-Ni-PGE mineralization and the potential for new sulfide discoveries on the project make Duke Island an important focus for the Company’s future exploration in Alaska.

Recent Exploration Activity

Avalon Development Corp, completed a technical report on the Duke Island project for the Company in August 2006. The report concluded that mineralization identified at Duke Island had the potential to elevate the project to one of the most important new discoveries in North America. The report recommended extensive geochemical sampling and geologic mapping of the Monte prospect and other prospective areas. It also recommended a thorough review of all petrological, geochemical and lithologic data to help guide future exploration efforts including a 14,500 foot drilling program includes specific exploration holes to test the Marquis, Raven, Scarp, and Lookout targets.

The Company has retained the services of Robert Brozdowski, consulting exploration geologist of Victoria BC, Canada to complete an evaluation of all relevant geological, geophysical and geochemical data from the Duke Island exploration program. The effort will include relogging of drill core for consistency of lithologies and textures and a petrographic analysis of host rock and sulfide mineralogy and petrogenesis to assess the potential for high grade Cu-Ni-PGE mineralization and establish specific targeting criteria for future exploration on the project.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(iv)	Duke Island – Alaska, continued

Preparation of Scientific and Technical Data

All 2001 core samples were crushed at Bondar Clegg’s Fairbanks preparation facility to 80% passing 10 mesh and then pulverized to +95% passing –150 mesh. Sample rejects were retained in Fairbanks and returned to Avalon Development. Sample pulps were to Bondar Clegg’s main analytical facility in North Vancouver, British Colombia and analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish. In addition, each sample was analyzed for a multi-element package by ICP analytical methods using two acid digestion procedures. The remaining half of the drill core was shipped to Fairbanks and stored in Avalon’s secure warehouse.

All 2005 core samples were sawn in the field and sent to Vancouver by ALS Chemex for processing at their prep facility. Samples were crushed to 70% passing 2 millimeters (10 mesh) and a 250 gram split was taken and pulverized to +85% passing 75 microns (200 mesh). All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish. In addition, each sample was analyzed for a suite of 27 trace elements using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Fire assay and ICP processes were adjusted by ALS Chemex to account for the high concentrations of iron, magnesium, and chromium associated with ultramafic rocks. Pulps and rejects and remaining half of the core was sent to Avalon Development’s Fairbanks warehouse for permanent storage.

A total of 148 sample blanks were inserted into the sampling sequence for the 2001 through 2005 Duke Island programs. Blanks were inserted on a minimum 1 for 25 basis into all sample sequences. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis. Analyses performed by Bondar-Clegg and ALS Chemex on the blanks from the Duke Island project indicate no unusual or spurious sample results in the blanks submitted.

No blank of check analyses were completed on Duke Island geochemical samples during the period 2001 through 2004. In 2005, in addition to sample blanks, sulfide rich commercial geologic standards from Analytical Solutions Ltd. were inserted on a 1 to 50 basis in each sample submittal during 2005. Analysis results indicate no unusual or spurious sample results in the standards submitted. Acquisition costs incurred to March 31, 2007 were $112,285 and exploration expenditures were $1,625,551 for a total of $1,737,836.

Acquisition costs incurred to December 31, 2006 were $112,285 and exploration expenditures were $1,625,551 for a total of $1,737,836. (Note 3 in the consolidated financial statements dated March 31, 2007)

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(v)	Seward Peninsula – Big Bar, VMS Project – Alaska

The Company’s 100% owned Big Bar project, located 110 miles northeast of Nome, is a copper-lead-zinc prospect whose claims cover a 4000-foot long soil anomaly delineated by Anaconda in the early 1980’s. The prospect includes one of the most significant anomalies identified by a stream sediment and soil geochemical reconnaissance survey that included a large part of the Seward Peninsula. Soil anomalies containing up to 1920 ppm Cu occur in felsic schist on the property. Gossans collected as float from the anomaly contain up to .06 g/t Au, 1.6 opt Ag, 4260 ppm Cu and 3900 ppm Zn.

During the second quarter of 2006, a three hole 1,470 foot core drilling program tested a strike length of approximately 1000 feet near the center of the geochemical anomaly. The holes intersected uneconomic zones of disseminated pyrite and stringer sulfides but no massive sulfide mineralization.

Quaterra’s initial phase of drilling examined only a small portion of the Big Bar anomaly. The geology of the drilled section suggests a good environment for massive sulfide mineralization, but does not give a clear indication of where the sulfides may have accumulated. To evaluate the possibility of massive sulfides at depth or in adjacent areas, the Company contracted Fugro Airborne Surveys Corp. to conduct a 138-line kilometer airborne EM-magnetometer survey covering an area of 25 square kilometers centered over the geochemical anomaly. The survey was completed in September 2006 and identified a number of anomalies adjacent to the geochemical anomaly that will be field-checked during summer 2007.

Acquisition costs incurred to March 31, 2007 were $18,461 and exploration expenditures were $715,196 for a total of $733,657. Acquisition costs incurred to December 31, 2006 were $18,461 and exploration expenditures were $712,113 for a total of $730,574. (Note 3 in the consolidated financial statements dated March 31, 2007)

(vi)	MacArthur Property - Nevada

Location and Access

The Company’s MacArthur copper project is controlled by 294 unpatented mining claims covering approximately 8 square miles in Lyon County, Nevada. The property is located 50 miles southeast of Reno in Sections 23, 24, 25, 35, and 36 in T.14N., R.24E. and Sections 19, 20,29,30, and 31 of T.14N., R.25E (figure . The deposit lies within the Yerington copper mining district about 5 miles north of the mined out Yerington pit. Access to the project from State Highway 95 one mile then north of the town of Yerington, is provided by 4.5 miles of graded county roads that lead to the MacArthur Copper Property.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(vi)	MacArthur Property – Nevada, continued

Exploration and Production History

Local prospectors staked unpatented mining claims on the MacArthur property in the 1930's and made small tonnage shipments of hand sorted, high grade, oxide copper ore during that time. In 1950, the U.S. Bureau of Mines excavated a series of trenches across copper oxide occurrences and drilled 8 diamond drill holes. A total of over 60 holes were drilled on the property by least four major mining companies that optioned the property from 1954 to 1971.

From 1971 to 1972, Anaconda carried out detailed geological mapping, systematic trenching and drilled approximately 56,000 feet in 280 vertical and angle percussion rotary holes to an average depth of 200 feet. The program outlined approximately 13 million tons of + 0.4% copper mineralization (Heatwole, D.A., 1978, Controls of Copper Oxide Mineralization, MacArthur Property, Lyon County, Nevada: Arizona Geological Society Digest, Vol. XI, p. 59-66.)

Arimetco International (Arimetco) purchased the Anaconda Yerington district properties and staked unpatented mining claims over the MacArthur prospect in 1988. The MacArthur Mining and Processing Company, Inc. commissioned Metech Pty. Ltd., Perth, Australia to prepare an ore reserve and mining planning study of the MacArthur deposit in 1989. Metech digitized the Anaconda data set which consisted of 11,529 assay intervals from 290 drill holes.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(vi)	MacArthur Property – Nevada, continued

The Metech study developed a statistically controlled Kriged orebody model of the MacArthur deposit within defined zones of mineralization. The study reported the definition of a (non 43-101 compliant) overall “geologic reserve” of 63.2 million tons grading 0.26% TCu at a 0.18% TCu cut-off.

Arimetco mined a total of six million tons at an estimated grade of 0.36 % total copper using open pit methods from the MacArthur deposit in the period of 1995 to 1998. The low-grade oxide ore was trucked to heaps at the Yerington site where it was successfully processed with operations to remove copper from the Yerington mine tailings using a solvent extraction electro-winning process. Due to financial difficulties resulting primarily from the low price of copper, Arimetco sought protection under Chapter 11 of the bankruptcy code in January 1997 and suspended all operations in 2000.

Acquisition

After Arimetco’s departure, the mining claims over the deposit were allowed to expire. In January 2004, North Exploration LLC (North) staked 58 unpatented mining claims over the deposit. In October 2005, Quaterra acquired the right to earn a 100% interest in the mining claims covering the former MacArthur copper mine, subject to a 2% NSR, through making staged payments to North totalling US$1,785,000 by January 15, 2008. The Company’s property position was then extended through staking an additional 236 mining claims around the deposit.

Quaterra acquired the digitized Anaconda exploration and drilling data package from Metech in August 2006 and commenced a review the deposit geology and mineralization model using Datamine software. The data review is currently assessing the necessary steps to complete a technical report on the MacArthur project with the objective of preparing a 43-101 compliant resource estimate.

Geology and Mineralization

The MacArthur copper deposit forms part of the Yerington mining district which includes at least three, large, porphyry copper deposits (Yerington, Ann Mason, Bear-Lagomarsino), as well as two large IOCG deposits (Pumpkin Hollow, and Minnesota). Mineralization ranges from disseminated porphyry copper occurrences to skarn, limestone replacement, and vein type deposits.

The principal rock unit in the area is the M. Jurassic Yerington Batholith emplaced into Triassic-Jurassic volcanic and sedimentary-layered sequences. The bulk of the mineralization appears to be associated with granite porphyry dikes that are believed to be the final magmatic event associated with the batholith (Dilles, J. H. and Proffett, J. M., 1995, Metallogenesis of the Yerington Batholith, Nevada: Porphyry Copper Deposits of the American Cordillera, v 20, p. 306-315).

Following the emplacement of the batholith there was a long hiatus in the stratigraphic record until the Oligocene during which time several thousand feet of Upper Oligocene volcanics and associated sedimentary rocks were laid down on an eroded, Mesozoic surface.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(vi)	MacArthur Property – Nevada, continued

Normal, faulting associated with Late Tertiary basin-and-range extension has displaced and tilted all of the above-mentioned rocks. These faults dip east and are curved, concave upward, so that the dip of the fault flattens eastward. Net displacements are in an east-west direction. Fault hanging wall stratification and/or flow banding in Tertiary rocks is tilted west from 30° to near vertical as a result of the rotational displacement movements. The geologic section is completed by post-faulting conglomerates and alluvium section.

Heatwole (1978) described MacArthur as an oxidized low-grade porphyry copper deposit that has been locally enriched by exotic copper. The probable source of the exotic copper was primary sulfide mineralization peripheral to the porphyry center.

Copper mineralization is visible in the open pit excavated by Arimetco. A total of twelve, 7-meter high benches step down toward the northeast following the original topography. The excavation exposes copper mineralization including chrysocolla, copper wad (neotocite), pitch limonite (vitreous, goethite) and minor amounts of malachite and azurite all hosted in medium grained, biotite, quartz monzonite. Although copper wad (neotocite) and chrysocolla are exposed in the pit walls throughout most of the pit area, the copper wad is more abundant near the western end of the pit while chrysocolla is more common near the east end. "Pitch" limonite, (goethite) after chalcopyrite occurs sporadically as individual disseminations as well as along hairline veinlets containing K-spar.

At least three, quartz feldspar porphyry dikes up to 4 meters wide, trending N70°W and dipping 40 to 60° northerly, cut the quartz monzonite. The dikes exhibit quartz "eyes", feldspar, and biotite and/or hornblende phenocrysts set in an aphanitic groundmass.

Several post-mineral, Tertiary, andesite porphyry dikes commonly 0.5 to 2 meters thick (one up to 10 meters thick) striking N75°W, and dipping near vertical to 80° northerly, cut the quartz monzonite. Locally strong oxide copper mineralization (copper wad and chrysocolla) occurs along the contact between the dike and the quartz monzonite. The dikes are post primary mineralization and pre supergene mineralization, Hydrothermal alteration at MacArthur is influenced by a strong northwest-oriented fracture system that is exposed in most places throughout the pit. The alteration zoning in the area includes a northwestern phyllic zone (quartz-clay-pyrite with sericite), a relatively unaltered central zone with exception of minor potassic alteration in the form of local biotization of hornblende, and an eastern albitic zone with albitization becoming more pervasive to the east. Propylitic alteration has been reported at a only a few localities south and southwest of the pit.

Nearly all of the mineralization that forms the presently investigated deposit is secondary in origin. Although there remains a question as to what portion of the deposit represents exotic or laterally transported copper oxides as opposed to the percentage of copper oxides formed through enrichment by the vertical migration of ground water, the source of the copper was probably primary (sulfide) copper mineralization related a porphyry system at or near the MacArthur pit.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

E. Description of Mineral Properties, continued

(vi)	MacArthur Property – Nevada, continued

Three holes drilled 1,000-1,500 feet north of the MacArthur pit by the US Bureau of Mines in 1950 (Report of Investigations 4906) encountered what appears to be a chalcocite blanket between depths ranging from 200 to 300 feet. Although recoveries at the time were not good, drill hole number 6 gave an indication of the mineralization with an intercept with 62 feet averaging 0.61% Cu between downhole depths of 241 and 303 feet.

Recent Activity and Exploration Plans

The lateral zonation of secondary copper minerals visible at the surface, a possible chalcocite blanket to the north of the pit, and a large, pervasive phyllic alteration zone to the north and west of the mine workings, all suggest that the MacArthur deposit may have a significant potential for growth; both in the form of copper oxides and as primary sulfides in a related porphyry system. Although the MacArthur project currently has no 43-101 compliant resource estimate, the historical data from the project is substantial. With sufficient new drilling to substantiate the Anaconda data base, a formal resource can be calculated for the project.

Quaterra is planning a 10,000 foot core drilling program to commence in April 2007 to twin approximately 10% of the shallow holes that defined the previously explored copper oxide mineralization at MacArthur and to identify extensions of copper oxide and chalcocite mineralization in the vicinity of the open pit. The program will also include at least 2 deep (1000-2000 ft holes) to investigate the potential of primary sulfide copper mineralization related to a porphyry at depth. Additional mineralization within and peripheral to the deposit may significantly enhance the potential resources of the project and the value of a possible future producing operation at MacArthur.

Acquisition costs incurred to March 31, 2007 were $327,459 and exploration expenditures were $159,982 for a total of $487,441. Acquisition costs incurred to December 31, 2006 were $170,324 and exploration expenditures were $80,591 for a total of $250,915. (Note 3 in the consolidated financial statements dated March 31, 2007).

A payment of $350,000 for the purchase of the PIT claims shall be deducted from the final payment due to North Exploration LLC for the McArthur properties. (Note 3 of the consolidated financial statements dated March 31, 2007)

(vii)	Other properties

Other properties of the Company include Gray Hills, Peg Leg, SW Tintic Utah, Yerington, and Carbon County properties in the USA, and Las Americas, Mirasol, Jaboncillos, and Cerro Blanco properties in Mexico. See Note 3 (g) in the consolidated financial statements dated March 31, 2007.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

F. Mineral Property Expenditures

During the three months ended March 31, 2007 (“Q1 2007”) the Company incurred mineral property costs, excluding exploration accounts payable of $238,720 (Q1 2006: $2,523) of $1,843,860 compared to $509,079 for the three months ended March 31, 2006 (“Q1 2006”). Of this expenditure $1,041,068 (Q1 2006: $122,047) was spent on acquisition costs and $804,792 (Q1 2006: $387,032) on exploration.

The total mineral properties expenditure of $11,844,962, which excludes $1,904,550 recovered from Blackberry, as at March 31, 2007 was allocated as follows; 32% was spent on Nieves, 30% on Uranium properties, 15% on Duke Island, 7% on Los Crestones, 6% on both Big Bar and various other properties and 4% on MacArthur. The total mineral properties expenditure of $9,760,382, which excludes $1,904,550 recovered from Blackberry, as at December 31, 2006 was allocated as follows; 38% was spent on Nieves, 23% on Uranium properties, 18% on Duke Island, 7% on Big Bar, 6% on Los Crestones, 5% on other properties and 3% on MacArthur.

Total deferred mineral property costs as at March 31, 2007 are as follows:

All Mineral Properties	Year End		Balance
		Additions
	Balance		as at
	Dec 31, 2006	Q1	March 31, 2007
	$	$	$

Summary by Expenditure
Total acquisitions	3,197,586	1,041,068	4,238,654
Total exploration	6,562,796	1,043,512	7,606,308
Less: cost recovery, Nieves	(1,904,550)	-	(1,904,550)

Total	7,855,832	2,084,580	9,940,412

Summary by Property
Nieves, net of cost recovery	1,900,755	17,112	1,917,867
Los Crestones	534,286	238,345	772,631
Uranium properties	2,205,297	1,351,275	3,556,572
Duke Island	1,737,836	-	1,737,836
Big Bar	730,574	3,083	733,657
MacArthur	250,915	236,526	487,441
Other properties	496,169	238,239	734,408

Total	7,855,832	2,084,580	9,940,412

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

F. Mineral Property Expenditures, continued

Total deferred mineral property costs for the year ended December 31, 2006 are as follows:

All Mineral Properties	Year End		Additions			Change	Year End
	Balance					During	Balance
	Dec 31, 2005	Q1	Q2	Q3	Q4	2006	Dec 31, 2006
	$	$	$	$	$	$	$

Summary by Expenditure
Total acquisitions	1,547,235	122,047	119,813	664,638	743,853	1,650,351	3,197,586
Total exploration	4,114,198	389,555	566,387	651,262	841,394	2,448,598	6,562,796
Less: cost recovery, Nieves	(1,904,550)	-	-	-	-	-	(1,904,550)

Total	3,756,883	511,602	686,200	1,315,900	1,585,247	4,098,949	7,855,832

Summary by Property
Nieves, net of cost recovery	1,640,415	203,847	31,237	6,107	19,149	260,340	1,900,755
Los Crestones	79,416	3,703	86,140	89,951	275,076	454,870	534,286
Uranium properties	273,968	275,097	330,409	610,034	715,789	1,931,329	2,205,297
Duke Island	1,693,234	12,492	2,958	29,152	-	44,602	1,737,836
Big Bar	39,366	1,736	173,185	421,309	94,978	691,208	730,574
MacArthur	30,484	14,727	62,271	110,848	32,585	220,431	250,915
Other properties	-	-	-	48,499	447,670	496,169	496,169

Total	3,756,883	511,602	686,200	1,315,900	1,585,247	4,098,949	7,855,832

For further information on mineral properties expenditure see Note 3 of the consolidated financial statements dated March 31, 2007

G. Results of Operations

For the three months ended March 31, 2007, (“Q1 2007”) the Company had a net loss of $792,024 compared to a net loss of $194,083 for the three months ended March 31, 2006 (“Q1 2006”). Stock based compensation was $273,155 for Q1 2007 (Q1 2006: $67,707) as stock options were granted and recognized. Removing the stock based compensation results in a net loss of $518,869 for Q1 2007 and $126,376 for Q1 2006.

The increase of $392,493, in the net loss for Q1 2007, excluding stock based compensation can be explained as follows:

(a)	Administration costs increased by $15,000 from $15,000 for Q1 2006 to $30,000 for Q1 2007. This is due to an increase in these fees from $5,000 to $10,000 per month.

(b)	Amortization costs were $7,829 for Q1 2007 compared no expense in Q1 2006. This is due to the purchase of equipment and therefore the relevant calculation of depreciation of these assets.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

G. Results of Operations, continued

(c)

With the removal of stock based compensation of $247,849 (Q1 2006: Nil) consulting fees increased by $49,851 from $21,974 for Q1 2006 to $71,825 for Q1 2007. This is due to the increased activity in respect to the day to day running of the Company and the commissioning of consultants for exploration purposes.

(d)

With the removal of stock based compensation of $25,306 (Q1 2006: $67,707) director and officer fees were $11,250 for Q1 2006 compared to no fees in Q1 2006. These fees are due to the new company policy of providing compensation for independent directors.

(e)

Investor relation costs increased by $40,439 from $23,626 for Q1 2006 to $64,065 for Q1 2007. This is due to the fees paid to O & M Partners to provide investor relations as well as the attendance to the Company to three trade shows and the upgrade of the promotional booth and literature for these conferences.

(f)	Professional fees increased by $58,138 from $17,646 for Q1 2006 to $75,784 for Q1 2007. This is due to increased legal, accounting and auditing expenses due to the increased activity of the Company.

(g)

Regulatory fees increased by $37,467 from $716 for Q1 2006 to $38,183 for Q1 2007. This is due to increased in TSX.V filing fees for a publicly listed company, which is based on the issued and outstanding share capital and a timing difference in the payment of these fees.

(h)

Travel and promotion costs increased by $42,317 from $11,653 for Q1 2006 to $53,970 for Q1 2007. This is due to the increased travel of a VP of exploration as well as an increased travel by other consultants to inspect potential new properties. There was also an increase in travel for trade shows, and meetings with analysts and other prominent industry experts.

(i)

Wages and benefits costs increased by $40,264 from $9,373 for Q1 2006 compared to $49,637 for Q1 2007. This increase is due to the new salary payments to the President of the Company. No stock compensation was charged to wages and benefits in either Q1 2007 or Q1 2006.

(j)	A one off transaction to write off a liability of $15,800 occurred in Q1 2006.

(k)	Interest income increased by $79,970 from $10,384 for Q1 2006 to $90,354 for Q1 2007. This is due to considerably larger cash amounts being held on fixed term deposits.

(l)

The Company reported a net foreign currency loss of $76,971 for Q1 2007 compared to a loss $2,612 for Q1 2006. Since all current assets and liabilities held in US dollars have to be converted to Canadian dollars on consolidation at the exchange rate as at March 31, 2007, being 1.1559, this created an exchange loss due to a weakening US dollar compared to the Canadian dollar. The Company also has cash amounts held in US dollars as at Q1 2007 which was not the case in Q1 2006.

It is important to note that the majority of transactions for the Company are in US dollars and, to a lesser extent, Mexican Pesos, and therefore foreign exchange fluctuations can result in losses or gains.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

G. Results of Operations, continued

(m)	General exploration costs increased by $63,890 from $8,911 for Q1 2006 to $72,801 for Q1 2007. This is due to an increase in the consideration of potential new properties.

H. Quarterly Results

The following financial data was derived from the Company’s consolidated financial statements for the current and eight previous quarters:

	March 31	Dec. 31,	Sept. 30,	June 30, March 31,		Dec. 31,	Sept. 30,	June 30, March 31,
	2007	2006	2006	2006	2006	2005	2005	2005	2005
	$	$	$	$	$	$	$	$	$

Operating expenses	459,451	211,786	202,843	209,825	140,987	134,585	116,018	79,258	67,644
Interest earned	(90,354)	(30,060)	(26,277)	(19,267)	(10,384)	(22,641)	(3,622)	(3,236)	(6,636)
Other income	-	-	-	-	-	(25,000)	-	-	(10,000)
Foreign exchange (gain) loss	76,971	(115,647)	29,136	4,450	2,612	81,907	66,191	(9,418)	(12,773)
General exploration	72,801	78,640	53,067	85,237	8,911	2,441	-	-	-

Loss before the undernoted	518,869	144,719	258,769	280,245	142,126	171,292	178,587	66,604	38,235

Stock-based compensation	273,155	880,374	1,982,373	114,500	67,757	(129,373)	460,215	-	-
Write off of reclamation bond	-	-	-	-	-	2,500	-	-	-
Accrued liabilities written off	-	6,063	(6,761)	(23,831)	(15,800)	-	-	-	-

Net Loss	792,024	1,031,156	2,234,381	370,914	194,083	44,419	638,802	66,604	38,235

Loss per share - basic and diluted	0.01	0.01	0.03	0.01	0.00	0.01	0.01	0.00	0.00

I. Related Party Information.

As at March 31, 2007, $66,571 (2006: $26,216) was due to directors or senior officers of the Company or to companies controlled by them, for various services rendered.

All related party transactions are made in the normal course of operations for consideration established by the Company and accepted by the Company and related parties. For further detailed information see Note 4 of the consolidated financial statements dated March 31, 2007.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

J. Financial Conditions, Liquidity and Capital Resources

The Company finances its operations by raising capital in the equity markets. For the foreseeable future, the Company will need to rely on the sale of such securities and joint venture arrangements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities.

The Company had a working capital balance of $6,521,496 as at March 31, 2007, compared to a working capital balance of $9,075,713 as at December 31, 2006 and $1,236,350 as at March 31, 2006.

During Q1 2007, 135,000 common shares were issued (Q1 2006: 638,680) for gross proceeds of $83,760 (Q1 2006: $181,200) from shares issued for the exercise of stock options.

During the year ended December 31, 2006, 11,891,136 common shares were issued (2005: 7,975,000) for gross proceeds of $11,765,917 (2005: $2,494,350) from shares issued for a private placement and the exercise of share purchase warrants and stock options. A further 400,000 common shares were issued (2005: 200,000) for mineral property acquisitions at a price of $606,000 (2005: $76,000) as well as 291,484 commons shares (2005: Nil) for brokerage fees in respect of the 2006 private placement. This give a total of 12,582,620 (2005: 8,175,000) common shares issued during the year ended December 31, 2006.

For further information on the issuance of shares see note 5 of the consolidated financial statements dated March 31, 2007.

As at May 8, 2007, 5,057,000 stock options are “in the money” (the exercise price is less than the current share trading price) and 5,007,000 are exercisable. If they were exercised, the Company would realize proceeds of $4,821,130. All warrants of 2,608,928, are also in “in the money” and if they were exercised the Company would realize proceeds of $5,870,088. This gives potential proceeds from stock options and warrants of $10,691,218.

For information on expenditures on mineral properties see note E and F in this MD&A or Note 3 of the consolidated financial statements dated March 31, 2007.

K. Outstanding Shares, Options and Share Purchase Warrants

(i)	Issued and outstanding shares

The Company has unlimited authorized, without par value, common shares.

	Number of shares	Total

Balance as at March 31, 2007	78,239,820	$27,990,479
Issued subsequent to quarter-end
Exercise of stock options	310,000	$240,700
Exercise of share purchase warrants	15,000	$33,750

Balance as at May 8, 2007	78,564,820	$28,264,929

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

K. Outstanding Shares, Options and Share Purchase Warrants, continued

(ii)	Share Purchase Warrants

As at March 31, 2007, there were 2,623,928 share purchase warrants outstanding with an exercise price of $2.25 per share and an expiry date of June 21, 2008. Subsequent to the period end 15,000 share purchase warrants have been exercised leaving a balance as at May 8, 2007 of 2,608,928.

(iii)	Stock Options

As at March 31, 2007, there were 5,392,000 stock options outstanding with a weighted average exercise price of $0.96 per share. Options currently outstanding are as follows:

Exercise	Expiry	Balance	Granted	Cancelled	Exercised	Balance
Price	Date	March 31, 2007		or Expired		May 8, 2007
			-	-	-
$0.12	January 10, 2008	904,000	-	-	10,000	894,000
$0.25	October 2, 2008	50,000	-	-	50,000	-
$0.34	December 8, 2008	90,000	-	-	-	90,000
$0.62	March 25, 2009	560,000	-	-	50,000	510,000
$0.35	August 9, 2010	808,000	-	-	95,000	713,000
$0.40	January 9, 2011	200,000	-	-	-	200,000
$1.04	March 27, 2011	125,000	-	-	-	125,000
$1.00	May 19, 2011	75,000	-	-	-	75,000
$1.12	June 12, 2011	100,000	-	-	-	100,000
$1.55	July 28, 2011	2,080,000	-	-	5,000	2,075,000
$1.55	August 23, 2011	100,000	-	-	100,000	-
$1.50	September 25, 2011	100,000	-	-	-	100,000
$2.05	December 18, 2011	100,000	-	-	-	100,000
$2.65	January 11, 2012	75,000	-	-	-	75,000
$2.70	February 21, 2012	25,000	-	-	-	25,000

		5,392,000	-	-	310,000	5,082,000

Weighted average exercise price		$0.96	$0.00	$0.00	$0.78	$0.97

L. Subsequent Events and Outlook

The following events occurred subsequent to the year end March 31, 2007.

(a)

The Company intends to continue land acquisition and drilling at its uranium pipe targets in Arizona. Phase 1 drilling is in progress at the Crestones gold property in Mexico and will continue into Q2 2007.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

L. Subsequent Events and Outlook, continued

(b)

310,000 Stock options and 15,000 share purchase warrants were exercised after the period end March 31, 2007. For detailed information see Note L in this MD&A or Note 5 of the consolidated financial statements dated March 31, 2007.

(c)

The Company has agreed to acquire all the assets of Arimetco Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada. This transaction is subject to a 180 day review period and the Company may terminate this process if dissatisfied with the condition of the property or fails to obtain requested environmental clearances for past mining-related activities. Under certain circumstances, the review period may be extended for a further 120 day.

On receiving regulatory approval and providing that properties pass the review process the Company’s commitments would be as follows:

	(i)	Payment of US $500,000.
	(ii)	250,000 common shares.

Under this acquisitions, the property is subject to a 2% net smelter return royalty capped at US $7.5 million on production from any claims owned by Quaterra in the Yerington and MacArthur mine areas.

M. Off Balance Sheet

The Company did not enter into any off balance sheet transactions or commitments as defined by National Instrument 51 - 102.

N. Management’s Responsibility for Financial Information

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. The estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Critical accounting policies were disclosed in the annual audited financial statements.

Consistent with accepted policies of the Canadian junior mining industry, the Company capitalizes exploration expenditures. This decision, and the timing of the possible recognition of impairment in the mineral property value, can materially affect the reported earnings of the Company.

Management has prepared the information and representations in this annual report. The financial statements have been prepared to conform to generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this report is consistent with the data presented in the financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. These systems were designed to provide reasonable assurance that relevant and reliable financial information is produced. The independent auditors have the responsibility of auditing the annual financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors, who meet at least quarterly with management and, at least annually with the external auditors to audit and review accounting, internal controls and financial reporting matters.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

O. Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production. The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on movements in commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold and silver properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the three months ended March 31, 2007

P. Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Q. Whistleblower Policy

Effective June 30, 2005, the audit committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices

R. Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as; changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce;, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.